P.E. 2/18/02

FORM 6-K

02016680

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2002 354 WASH, D.C.

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

18 February, 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

PROCESSED
MAR 01 2002
THOMSON FINANCIAL

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: February 18, 2002

By: [signature]
Steven John Webb
Group Company Secretary and
General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

ROYAL & SUNALLIANCE INSURANCE GROUP PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL AND NON BENEFICIAL HOLDING OF SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Pool Reinsurance Company Limited	319,114
Littledown Nominees Limited 'R' A/c for Phoenix Assurance Public Limited Co.	430,777
Littledown Nominees Limited 'R' A/c for Royal & Sun Alliance Insurance Plc No.1 A/c	930,000
Littledown Nominees Ltd 'R' A/c for Royal Insurance Group Pension Scheme	510,000
Littledown Nominees Limited 'R' A/c for Royal Life Insurance Limited	3,204,881
Littledown Nominees Limited 'R' A/c for Sun Alliance & London Assurance Company Limited	1,594,521
Littledown Nominees Ltd 'R' A/c for SAL Pension Fund Limited	838,000
Littledown Nominees Ltd 'R'A/c for RSALI Life Emerging Companies Fund	20,000
Littledown Nominees Ltd 'R' A/c for RSALI Life Equity Fund	351,000
Littledown Nominees Ltd 'R' A/c for RSALI Life Income Distribution 1 Fund	159,000
Littledown Nominees Ltd 'R' A/c for Sun Alliance Pensions Ltd - Equity Fund	2,806,000
Chase Nominees Ltd A/C CMBL	38,000
Royal Heritage Life Assurance Limited	3,900

Steven Ness

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

-

9) Class of security

ORDINARY SHARES OF 5 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

15 February 2002

12) Total holding following this notification

11,205,193

13) Total percentage holding of issued class following this notification

4.12%

14) Any additional information

15) Name of contact and telephone number for queries

STEVEN WEBB
0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS LS12 2QQ

Date of notification: 15 February 2002

Steven Webb